Filed by Ingersoll-Rand Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is a letter and related materials sent to Trane employees.

***

Dear Trane Associate,

By now, you probably have read or heard about Ingersoll Rand’s pending acquisition of Trane. Before any more time passes, I want you to know how excited we are about the prospect of Trane joining Ingersoll Rand. As I see it, we are on the way to combining two great companies with outstanding products, businesses and people into one great company with a tremendous future. When the acquisition becomes final, our new company will be recognized as a premier global diversified industrial enterprise with leading positions in worldwide climate control, industrial and security markets.

We recognize Trane as an industry leader and consistently have had a high regard for its products and, more importantly, its people. Throughout the review process our beliefs about the quality of employees have been strongly confirmed. The combination of competent, dedicated employees, breadth of systems and services, strong brand identification, technical expertise, service excellence, quality and innovation are the reasons that make Trane joining Ingersoll Rand so compelling to us.

Now, let me tell you a little about Ingersoll Rand. We are about as old as Trane, and we have a similarly rich and proud history of innovation, market leadership, and financial success. Founded in 1871, we celebrated our 100th anniversary as an NYSE-listed company in 2006. At that time we had the opportunity to reflect on Ingersoll Rand’s legacy and its contributions to customers and societies around the world. We recognized that our people, products and services have always been focused on one core mission, which is helping customers achieve progress. We know that Trane’s employees and solutions also have been focused on that mission for more than 120 years.

Over our history, Ingersoll Rand has experienced much success, has had to overcome a few rough spots and has adapted to remain a world leader in the markets we serve. About seven years ago, Ingersoll Rand began a significant transformation – away from our historical roots as a heavy machinery, capital intensive company and toward the current profile as a global diversified industrial company. This transformation was driven by our goal to achieve consistent, profitable growth over the long term. We have made many changes in our business portfolio and operating culture over this period to achieve top-tier status. Clearly, Trane joining Ingersoll Rand stands as the most meaningful of our transformation actions.

We are looking forward to having you and your fellow associates as members of our team. By bringing together your company and ours, we create an organization better able to grow and compete as a leader in the global climate control market. Because our product lines are complementary, we’ll have more opportunities to create more value for a broad range of customers. With Trane’s and Ingersoll Rand’s shared commitment to technology, we’ll be in a stronger position to innovate a broader variety of climate control solutions. It all adds up to a very promising outlook.

Let me provide you with a few examples of our opportunities as a combined company. Our two service organizations will be able to capture more opportunities across our existing customer base as well as in the servicing of competitive products. In addition, with Trane’s capabilities Ingersoll Rand is better positioned to provide technologies, products, services and solutions throughout the “cold chain.” Specifically, we will participate in all of the activities and processes necessary to preserve foods and perishables from their point of origin through their point of consumption or use. Also, our two organizations will feature an expanded global manufacturing footprint, which will enable both of our businesses to accelerate participation in global markets, particularly in emerging markets such as China, India and Eastern Europe.

As was stated in the news release, this acquisition is subject to regulatory review. Because the product lines of Trane and Ingersoll Rand are largely complementary with little overlap, we are confident that the review process will result in approval.

As soon as the transaction is complete, we’ll move toward integrating the two organizations. Prospectively, our plan is to operate Trane’s Commercial and Residential businesses as two separate businesses, reporting directly to me. Still, we expect that Trane’s businesses will interact with Ingersoll Rand’s Climate Control Technologies Sector to leverage knowledge, intellectual property, best practices, and resources for all of the businesses’ mutual benefit. Also, Trane’s corporate and shared service operations will continue in keeping with Ingersoll Rand’s current approach of operating multi-site corporate and shared service locations.

I understand that this type of news and the prospect of changes are bound to create uncertainty. For the vast majority or employee around the world, the transaction will not affect jobs. Representatives of both companies will be involved in integration teams, which will work on bringing our organizations together. It’s too early to speculate on the results of that work, but most job reductions are likely to occur at the corporate level as the two companies combine our two corporate teams into one. I can assure you that when Ingersoll Rand has had to make decisions of this nature in the past, we have worked hard to assist the people affected. Certainly, we will do so in this case as well.

Please keep in mind that Ingersoll Rand is acquiring Trane because both companies are strong industry leaders and because we want you to share in the growth and the accompanying prosperity. This is a combination of two great companies with great people that will help the combined company achieve even greater progress. Together, I am confident that Trane and Ingersoll Rand can forge a long future of success.

Sincerely,

Herb Henkel

Note: Because the transaction is subject to a vote of Trane stockholders and requires registration of the shares of Ingersoll Rand to be issued in the transaction, our written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus. As a result, the following information (legends) needs to be included in our communications to satisfy legal requirements.

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***

Who We Are

Ingersoll Rand is a global diversified industrial firm providing products, services and solutions to transport and protect food and perishables, secure homes and commercial properties, and enhance industrial productivity and efficiency. Driven by a 100-year-old tradition of technological innovation, we enable companies and their customers to create progress.

Our Vision

We are dedicated to driving Shareholder Value by achieving:

Dramatic Growth,

by focusing on innovative solutions for our customers

Operational Excellence,

by pursuing continuous improvement in all of our operations

Dual Citizenship,

by bringing together the talents, energy and enthusiasm of all Ingersoll Rand people

Our Commitment

We inspire progress by unleashing the potential in people and technologies. We help customers tackle difficult challenges and handle routine yet critical tasks with efficiency and speed. We’re committed to work across our enterprise to deliver products and services that enable customers to achieve real progress and create a positive impact in their world.

Our Businesses

Our strong foundation includes businesses with powerful brands, solid reputations and market-leading positions. These businesses are aligned within three global growth sectors, Climate Control Technologies, Industrial Technologies, and Security Technologies.

Climate Control Technologies

Providing equipment and services to manage controlled-temperature environments for food and other temperature-sensitive products, this sector encompasses transport, retail and industrial refrigeration solutions.

Industrial Technologies

Ingersoll Rand Industrial Technologies provides products, services and solutions that enhance our customers’ energy efficiency, productivity and operations. Our diverse and innovative products include compressed air systems, tools, pumps, and material and fluid handling systems. We also enhance productivity through solutions created by Club Car®, the global leader in golf and utility vehicles for businesses and individuals.

Security Technologies

Our Security Technologies sector is a global provider of products engineered to make buildings safe and secure. The sector’s market-leading products include electronic and biometric access control systems, locks and locksets, door closers, floor closers, exit devices, steel doors and frames, portable security devices, decorative hardware, cabinet hardware and time, attendance and personnel scheduling systems.

Environmental Product and Service Innovation

Ingersoll Rand offers products and services that enable businesses around the world to reduce energy consumption and costs and decrease harmful environmental emissions. From microturbines that transform landfill methane gas into power to electric-powered golf cars with near-zero emissions, Ingersoll Rand provides solutions that benefit environmental efforts across a range of global markets.

Our Brands

Ingersoll Rand is composed of a diverse array of businesses and market-leading brands serving customers in global commercial and industrial markets. Our roster of brands includes well-known names, such as those listed here, and dozens of other highly regarded brands serving a variety of market segments.

•	Industry-leading golf cars and utility, transportation and rough terrain vehicles

•	Refrigerated display merchandisers, refrigeration systems and controls, beverage coolers, walk-in storage coolers and freezers

•	Air compressors, compressed air dryers and filters, and services

•	Tools, air motors and material handling equipment

•	Microturbines and fuel-conditioning systems

•

Residential and commercial mechanical locks, dead bolts, patented key systems, online, offline and wireless electronic locking systems, and security management systems, including digital video surveillance, integrated photo ID badging, guest pass systems and alarm monitoring

•	Transport temperature control units for trucks, trailers, small trucks and seagoing containers

•	Heating, ventilation and air conditioning systems for buses and passenger railcars

•	Auxiliary idle reduction and temperature management systems for sleeper compartments in tractor cabs

Our 2006 Results

Condensed Consolidated Statement of Income

In millions, except per share amounts
Net revenues	$8,033.7
Cost of goods sold	5,768.4
Selling and administrative expenses	1,266.8
Operating income	998.5
Interest expense	(133.6)
Other income (expense), net	(12.3)
Earnings before income taxes	852.6
Provision (benefit) for income taxes	92.6
Earnings from continuing operations	$760.0
Discontinued operations, net of tax	272.5
Net Earnings	1,032.5
Diluted earnings per common share continuing operations:	$2.36
Discontinued operations	0.84
Total	$3.20

Revenues by Region

We are keenly focused on expanding our global business profile through organic growth and acquisitions, with an emphasis on emerging markets.

• North America 62%
• Europe 23%
• Asia Pacific 10%
• Latin America 5%

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***

Questions & Answers on the Trane and Ingersoll Rand Transaction

The following list was developed to address questions you may have regarding today’s announcement, including impact to employment, compensation and benefits. In many situations, we are unable to provide complete answers at this time, and we recognize that this does not address the full array of questions you may have. We are committed to providing more information — on these and other issues — as quickly as possible. If you have a question that is not answered in this document, please submit it via e-mail to portalfeedback@trane.com. We will respond to your questions as soon as possible.

Updated as of Dec 17, 2007, midnight Eastern time (Piscataway)

Business Decision

1. How did this sale come about?

Trane has a long history of success as part of a bigger company, having been a part of American Standard Companies for many years. Early in 2007, we decided to separate our company by spinning off our WABCO vehicle control systems business and selling our Bath and Kitchen business. We’ve successfully done so, and both businesses are doing well. Our separation plan did not contemplate the sale of Trane. We believed that Trane would be a successful independent company.

Because Ingersoll Rand’s leaders and board also believe in Trane, they approached us with the offer to combine our companies. Boards and management have a fiduciary responsibility to shareowners, and Ingersoll Rand’s offer required careful consideration. So, our board, senior management and outside advisors worked to understand the value that would be created as well as other alternatives, including staying independent. We determined that this agreement recognizes Trane’s current value and future potential. We also believe that both companies have strategic and operational commonalities important for a successful combination.

2. Why is Ingersoll Rand buying us?

Ingersoll Rand’s acquisition of Trane is consistent with its ongoing transformation to become a premier global diversified industrial company. The transformation has included a significant divestiture of cyclical businesses and acquisition of less cyclical, growth-oriented businesses.

3. What are they buying? All divisions, businesses and facilities?

They are buying the entire corporation, all of our worldwide operations and facilities.

4. What is the purchase price?

Over the past 30 trading days, our stock has traded at an average price of about $36.27. When the sale is complete, shareowners will receive $36.50 in cash and .23 shares of Ingersoll Rand stock for every Trane share they hold. The value of the stock component will vary according to the value of Ingersoll Rand’s stock. Assuming that Ingersoll Rand’s stock stays in the range of $50, the combined value of cash and Ingersoll Rand stock amounts to about $48 per share of Trane stock.

5. Was selling the company part of the separation plan?

No. Our separation plan did not include a sale of Trane. We believed that Trane would be a successful independent company. Because Ingersoll Rand’s leaders and board also believe in Trane, they approached us with the offer to combine our companies. Boards of Directors and management have a fiduciary responsibility to do what’s in the best interest of shareowners. This means they are legally and financially required to apply a heightened standard of care to consider all possibilities that would benefit the company and its shareowners. We determined that this agreement recognizes Trane’s current and future potential and is in the best interest of Trane’s stakeholders.

6. Why were we not told about the sale before?

The agreement was just signed on Saturday. That’s why we announced it today. While the two companies negotiated, we needed to keep the information as confidential as possible. First of all, there was no guarantee that negotiations would lead to an agreement. In addition, transactions of this nature are considered “material” by the Securities and Exchange Commission (SEC), which governs the activities of publicly traded companies. The SEC has strict guidelines with respect to information about material transactions because inadvertent or untimely disclosure can create unfair trading in the shares of either company.

7. What kinds of synergies and cost savings are expected with the acquisition?

With the combination of the two companies, Ingersoll Rand expects to realize strategic synergies in the long term and eliminate redundant activities in the near term. However, specific action plans will not be determined and announced until after the joint integration planning teams have finalized their work. This work will begin after the first of the new calendar year.

About Ingersoll Rand

8. What should we know about Ingersoll Rand?

Ingersoll Rand is a global diversified industrial firm providing products, services and solutions to transport and protect food and perishables, secure homes and commercial properties, and enhance industrial productivity and efficiency. The company has leading positions in global climate control, industrial and security markets.

The company’s three business sectors include: Climate Control Technologies ($3.2 billion in revenues in 2006); Industrial Technologies ($2.6 billion in revenues in 2006); and Security Technologies ($2.3 billion in revenues in 2006).

The company’s well-known brands include Club Car (golf cars), Hussmann (refrigerated retail grocery displays), Schlage (locks), and Thermo King (transport refrigeration equipment).

Ingersoll Rand has approximately 35,000 employees and operates 80 plants throughout the world.

In recent years Ingersoll Rand has significantly transformed its business portfolio, divesting capital-intense, highly cyclical businesses that accounted for more than $6 billion in revenues and acquiring higher-growth, less cyclical businesses that added approximately $3 billion in revenues.

Timetable for Review and Closing

9. When will the sale become effective?

The sale, which is expected to close in the late first quarter or early second quarter of 2008, is subject to applicable government reviews. The transaction will not be complete until Trane shareholders have approved it and the required clearances have been obtained.

10. What are the expectations for the regulatory review process?

The acquisition will bring together firms with complementary product offerings and little duplication. In fact, it would enable the combined company to provide customers with a broader range of climate control solutions. It also will enable us to compete more effectively across the globe. We expect these factors to be viewed positively by regulatory staffs in all the jurisdictions in which we operate.

11. Is there any kind of timetable for the transition? Could this change?

As soon as the transaction is completed, we’ll move toward integrating the two organizations. The timing of integration activities will be established by an integration team comprising Trane and Ingersoll Rand employees.

Transition Period

12. How does this change my job or what I currently do?

Until and unless otherwise notified, the potential sale will not affect you or your job. Until the transaction is completed, Trane employees will continue to conduct business as usual and continue to operate as part of a stand-alone business with our current organization and our existing policies, procedures and programs.

13. What about scheduled collective bargaining sessions for union sites? Will these continue as planned?

Any contracts that will expire and are up for renewal will proceed as scheduled.

14. Who is in charge until the deal closes?

Until the transaction is completed, we will conduct business as usual and continue to operate as a stand-alone company. We will continue to operate under our current organization with our existing management, policies, procedures and programs. Originally set to retire at the end of 2007, Fred Poses will continue to lead Trane until the sale is complete.

15. What should we do during the transition period?

Until the transaction is complete, we will conduct business as usual and continue to operate as a stand-alone company. It is critical for us to stay focused on our customers throughout the interim period and beyond. Everyone should continue to perform their jobs with the customary dedication and interact normally with our customers and suppliers, as well as internal employees and peers.

16. Is anyone watching out for employee interests during the transition?

One of Ingersoll Rand’s core values holds that all employees will work to the highest standards for ethics and integrity. Embedded in that core value are respect for the individual, trust and doing what is right. Trane employees can expect that core value to apply to them as well. In addition, it is in the best interests of employees at both companies to work for a strong, vibrant and innovative organization. The combination of the two companies is a very positive move in this regard.

17. Will we continue to move forward with any new programs and products?

Our plan is to continue our key initiatives on established schedules. A principal aim of this acquisition is to provide customers with additional value – a broader range of climate control solutions and in more parts of the world. Because the two companies’ product lines are complementary, we’ll have more opportunities to create more value for a broad range of customers. Because of Ingersoll Rand’s and Trane’s commitment to technology, we’ll be in a stronger position to innovate a broader variety of solutions. This complements Ingersoll Rand’s drive to increase the percentage of sales derived from new products and services.

18. When can we expect to hear more?

We will continue to update you this week on any news and analysts’ coverage we receive. However, as we approach the holiday season, it is likely that there will not be additional news to report. We will be responding to employee questions as soon as practical and as information becomes available. Once the new calendar year begins, you can expect updates as information develops.

19. What kind of communications can we expect during this process?

We will do our best to keep you informed throughout the process. We know there may be questions during the coming weeks that cannot be addressed at this early stage in the transaction, but Trane employees can expect to be provided with frequent updates on the progress of the integration teams. We will establish a combination of electronic and print communication tools, and offer multiple channels for asking questions. You can submit questions through portalfeedback@trane.com via our iTrane portal <link>.

Integration Process

20. Will there be any integration of operations?

It’s too early to know if any specific operations will be integrated. As soon as the transaction is completed, we’ll move toward integrating the two organizations. Consistent with Ingersoll Rand’s ongoing strategy, we’ll be examining the combined organization’s network of manufacturing and distribution facilities, service centers, and other areas for opportunities to strengthen our ability to serve customers cost effectively worldwide.

21. Who will lead the integration process?

Ingersoll Rand has formed an integration planning team that will work with the management of each of our businesses to develop plans for fully integrating Trane with Ingersoll Rand. The integration teams will include individuals from both companies. Integration plans will be communicated as they are developed.

22. Who will be in charge after the deal closes?

During the integration process, Ingersoll Rand will be evaluating the management structure of the combined companies. Looking ahead, Ingersoll Rand’s goal is to have in place the best team staffed from both organizations.

23. Does Ingersoll Rand have any vision for the combined company?

For the past seven years, Ingersoll Rand’s vision has been to become a premier diversified industrial company as seen through the eyes of their employees, customers and shareholders. They see the acquisition of Trane as a major step toward achieving that vision.

With respect to climate control markets, with Trane’s and Ingersoll Rand’s shared commitment to technology, we’ll be in a stronger position to innovate a broader variety of climate control solutions. Here are a few examples of our opportunities as a combined company. Our two service organizations will be able to capture more opportunities across our existing customer base as well as in the servicing of competitive products. In addition, with Trane’s capabilities Ingersoll Rand is better positioned to provide technologies, products, services and solutions throughout the cold chain. Specifically, we will participate in all of the activities and processes necessary to preserve foods and perishables from their point of origin through their point of consumption or use. Also, our two organizations will feature an expanded global manufacturing footprint, which will enable both of our businesses to accelerate participation in global markets, particularly in emerging markets, such as China, India and Eastern Europe.

24. What are Ingersoll Rand’s expectations of us?

They are making the acquisition to build a bigger and stronger Ingersoll Rand and are looking for us to share in and contribute to this process. Ingersoll Rand views Trane as having excellent people and capabilities, and they expect us to help them achieve challenging financial and operating goals. They expect our contributions to achieving these goals to begin immediately. They are buying an outstanding business with strong earnings and cash flows. Individually, they are looking to us to maintain our customer focus and keep an open mind to new ideas and change as we work together through the integration process.

25. What is the impact of the sale on customers, distributors and suppliers?

Immediately, there will be no impact. Ingersoll Rand and Trane will partner to determine how best to serve Trane’s customers and work with distributors and suppliers.

Future Plans

26. How will we fit in with the new company?

Ingersoll Rand’s plan is to operate Trane’s Commercial and Residential businesses as two separate businesses with Craig Kissel and Dave Pannier, reporting directly to its CEO, Herb Henkel. At the same time, it is expected that Trane’s businesses will interact with Ingersoll Rand’s Climate Control Technologies Sector to leverage knowledge, intellectual property, best practices and resources for all of the businesses’ mutual benefit.

27. What kind of organizational changes can we expect?

Ingersoll Rand plans to continue operating its current global business sectors. Other plans will be announced in the coming months as they are finalized.

28. Where will our headquarters be located?

Ingersoll Rand is a Bermuda-based company, and will continue to be. While no decisions have been made yet, and won’t be until the completion of the integration process, Ingersoll Rand has a current practice of operating multi-site corporate and shared service locations.

29. Will we be asked to relocate?

It is much too early to discuss the impact of the acquisition of any individual. Specific action plans will not be finalized until after the regulatory review has taken place and the deal is completed. Once this has happened, we will go through the process of integrating the two companies. Only then will it be possible to make decisions on specific actions that could affect individuals or facilities.

30. What kind of immediate changes can we expect?

From an operating perspective, there will probably be very little difference immediately. Some people from both companies will participate in the integration teams that will work together to develop plans for the integration of the two companies. Those plans will be communicated as they are developed. However, for most people, it will be business as usual for the foreseeable future.

31. What will happen to my pay and health and welfare benefits?

Until the transaction has been completed, there will be no changes. Per terms of the agreement, Ingersoll Rand will provide compensation and benefits that, in the aggregate, (but excluding equity-based compensation and benefits) are no less favorable than those currently in place at Trane for one year after the sale closes. Ingersoll Rand has a highly competitive approach to pay and benefits around the world, and compensation and benefits will be part of the joint integration team’s analyses.

32. What about the Savings Plan, ESOP or 401(k)/Thrift Plan?

Participants in these plans will receive the equivalent of cash and Ingersoll Rand shares for Trane units in their accounts as of the date the sale closes, the same as for any Trane shareowner. As a reminder, any WABCO units you have in these plans may be diversified immediately and are not affected by the sale.

33. How will my service with Trane be treated going forward?

Ingersoll Rand will recognize all of your service with Trane for purposes of vesting under any retirement plans, for purposes of vacation and eligibility for health and welfare plans and for eligibility and benefit accruals under any severance plans to the extent such service was recognized under Trane programs.

34. Will the Trane brand name remain in use?

Ingersoll Rand considers Trane to be a strong brand name and wants to capitalize on its brand value. As a result, the Trane brand will remain in use and will be linked quickly and strongly to the Ingersoll Rand name.

35. Will there be any plant closings or job reductions?

For the vast majority of employees around the world, the sale will not affect jobs. It is inevitable in any sizeable acquisition that some employment reduction will result from the elimination of redundancies between the two companies. Decisions on where reductions occur and what positions will be impacted will be made by the joint integration planning teams. It is premature to speculate on the results of that work. It’s important to note that changes that affect employment are not new to either organization. These decisions will be made in a fair and equitable manner, and appropriate arrangements made to assist those affected.

36. When will we know about any job impact?

After the deal has been completed, we will go through the process of integrating the two companies. Only then will it be possible to make decisions on specific actions that could affect individuals or facilities. As soon as decisions are made, they will be communicated to any people who may be affected. As always, market demands will also continue to influence employment.

Opportunities

37. Is Ingersoll Rand successful enough to support our programs and us?

Ingersoll Rand is more than 100 years old and a leader in the markets it serves. The company has a long history of maintaining financial strength as seen in a strong balance sheet, solid cash flows and payment of dividends. These are strong enablers for them to acquire Trane. And, of course, Ingersoll Rand’s management fully expects Trane to add substantially to the combined companies’ total value proposition. The rating agencies have already affirmed that Ingersoll Rand will be investment grade.

38. Can we expect to grow more with the new company?

A principal aim of this acquisition is to provide customers with additional value – a broader range of climate control solutions on a more cost-effective basis and across the globe. Because the two companies’ product lines are complementary, we’ll have more opportunities to create more value for a broad range of customers. Because of Ingersoll Rand’s and Trane’s shared commitment to technology, we’ll be in a stronger position to innovate a broader variety of solutions.

39. What kinds of opportunities will we have with the new company?

Ingersoll Rand is committed to employees through career opportunities, training and development, and on-the-job assignments and projects. One of the most visible commitments is Ingersoll Rand University, which has been expanding to include classroom offerings in all regions of the world and online. Naturally, Trane employees will be able to participate in these opportunities after the transaction is complete.

The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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